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                                                                    Exhibit 99.2


F O R   I M M E D I A T E   R E L E A S E


                                                  July 22, 1997
                                                  For more information contact:
                                                  Erin Ibele - (419) 247-2800
                                                  Ed Lange - (419) 247-2800


                        HEALTH CARE REIT, INC. ANNOUNCES
                         INCREASE IN QUARTERLY DIVIDEND


Toledo, Ohio, July 22, 1997....HEALTH CARE REIT, INC. (NYSE/HCN) announced today that upon a review of the company's operating results and financial condition, the Board of Directors voted to declare a dividend for the quarter ended June 30, 1997 of $0.53 cents per share as compared to $0.52 per share for the same period in 1996.

The dividend is a one-half cent increase from the dividend paid for the first quarter of 1997 and represents the 105th consecutive dividend payment. The dividend will be payable August 20, 1997 to shareholders of record on August 4, 1997.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. At June 30, 1997, the company had investments in 158 health care facilities in 28 states and had total assets of approximately $637 million.

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